Filed pursuant to Rule 433
Registration Statement No. 333-164563

www.zionoil.com John Brown, Zion Oil & Gas, Inc., Founder and Chairman

John M. Brown, Zion’s founder, has been Chairman of the Board since he founded it, in April 2000. He served as CEO until September 2004 and as President until October 2001. Mr. Brown has extensive management, marketing and sales experience, serving as corporate director of purchasing at GTE Valeron, a subsidiary of GTE Corporation from 1966 to 1986, and as corporate director of procurement at Magnetek, Inc. during 1988-89. Mr. Brown is also an officer and director of M&B Holding, Inc., a provider of cement walls and floors for industrial buildings, office buildings and home developers. Mr. Brown holds a Bachelor of Business Administration degree from Fullerton College.

The Joseph Project - Highlights

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In 1983, during a visit to Israel, John Brown, spiritually inspired by scripture (1 Kings 8:41-43), dedicated himself to finding oil and gas in Israel; starting the process that led to the Joseph Project. During the next seventeen years he made numerous trips to Israel, hired oil and gas consultants in Israel and Texas, met with Israeli government officials, made direct investments with local exploration companies, and assisted Israeli exploration companies in raising money for oil and gas exploration in Israel. This activity led Mr. Brown to form Zion Oil & Gas, Inc. in April 2000.

•	From January 2007 to September 1, 2009, Zion Oil & Gas, Inc. was publicly traded on the NYSE Amex, (previously known as the American Stock Exchange) under the symbol “ZN”.

•	On September 2, 2009, Zion switched the listing of its common stock from the NYSE Amex to the NASDAQ Global Market (NGM). Zion’s common stock continues to trade under the symbol “ZN”.

•	Zion holds two Petroleum Exploration Licenses in northern Israel - the 79,000 acre Asher-Menashe License and the 83,000 acre Joseph License for a total of 162,000 acres on the head of Joseph.

•	Zion also holds a Preliminary Permit with Priority Rights on 165,000 acres - the Issachar-Zebulun Permit.

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Zion holds 100% of the working interest in its licenses and permit, so the company is responsible for 100% of the costs of exploration and production. 12.5% of Zion’s gross proceeds from the sale of oil and gas belong to the State of Israel as a royalty interest. (Tithe, Malachi 3:10)

•	Zion has already transferred a royalty of 6%, equally, into two charitable foundations it has established, one in Israel and one in Switzerland. (Offerings, DEUT 16:17)

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In 2005, Zion drilled the Ma'anit #1 well on the Ma'anit structure in the Joseph License area. Drilling breaks and shows of hydrocarbons were recorded from 12,000 to the total depth of 15,500 feet, but it was determined that the well was not commercially viable. The Ma'anit structure encompasses 7,400 acres.

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In May-September 2009, the Company drilling the Ma’anit-Rehoboth #2 well to a depth of approximately 18,000 feet, utilizing a 2,000 horsepower drilling rig (the “AME Rig”) and rig crews. Small quantities of crude oil were produced, but the Company determined that commercial quantities of hydrocarbons were not present in the well, so it was temporarily suspended, pending the drilling of the planned Ma'anit-Joseph #3 well, as the Ma'anit-Rehoboth #2 well may be used as a re-entry point for a future new well.

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In October 2009, Zion commenced drilling the Elijah #3 well on its Asher-Menashe License. As of January 2010, the Company had drilled the Elijah #3 well to a depth of 10,938 feet. In February 2010, the Company temporarily suspended drilling operations in the well following unsuccessful efforts to retrieve a stuck pipe. During 2010, we plan to acquire field seismic in the vicinity of the Elijah #3 well and intend to resume drilling activity in that well at the earliest appropriate time.

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In May 2010, Zion commenced a US$ 50 million rights offering. Zion plans to use the proceeds: (a) to purchase a 51% interest in a new company (Zion Drilling, Inc. that will own a 2,000 horsepower drilling rig), (b) to drill further 'deep' exploration wells on Zion's licenses in Israel (in continuation of Zion's oil and gas exploration efforts) and (c) for general corporate purposes.

•	In May 2010, Zion contracted to acquire further field seismic on its petroleum exploration areas. The seismic acquisition is scheduled to start in June 2010.

•	In August 2010, Zion plans to 'spud' (that is, start drilling) a new well, the planned Ma'anit-Joseph #3 well.

•	Visit our website at www.zionoil.com for updates on our drilling progress.

FORWARD LOOKING STATEMENTS

Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with AME (the current owner of the drilling rig) with respect thereto, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com
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